October 31, 2007

H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States

Securities and Exchange Commission

Washington DC 20549

Mail Stop 7010

RE:

Horizon Industries, Ltd.

Annual Report on Form 20-F for the Year Ended February 28, 2007

As amended on October 9, 2007

File No.  0-52302

Dear Mr.  Schwall;

The Company hereby acknowledges that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

In relation to the comments:

1.   Where comments on one section relate to disclosure in another section, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.

The Company has attempted to make parallel changes to all related sections of the document.

2.  In future filings, including the amended Form 20-F you file in response to staff comments, please properly align the financial statement and other tabular disclosure, and ensure that you present all disclosure in a readable format.   Eliminate the excessive number of spelling and typographical errors.   We noted, for example, five such errors in the section captioned “Funk Lease” on page 8.   Lastly, please cite the correct address for our public reference room, which is 100 F Street, N.E. Washington, DC 20549.

The Company will attempt to ensure that all tabular material is properly aligned and also has performed spelling and grammar checks on the document.   The address for the public reference room has also been corrected.

3.  Update your disclosure throughout your filing to the most recent practicable date with each amendment.  For example, updated financial statements and discussion will be needed in the amended filing.  See General Instruction C(b) and Items 8.A.4 and 8.A.5 of Form 20-F.  Similarly, update information regarding the number of outstanding shares and shareholders, as well as any changes to the composition of your board of directors.

Current dates where appropriate have been changed throughout the document.  There have been no changes to the composition of the board of directors since the initial filing.

4.   Where practicable, avoid the excessive use of technical language.  If necessary, define technical terms in context or include a glossary defining such terms.

A number of the technical terms in the original filing have been removed or modified.

Selected Financial Data, page 2

5.   It appears that the amounts listed as shareholder’s equity includes liabilities and the amounts listed as capital expenditures represent shareholders’ equity.  Please revise or advise.

This error has been corrected.

6.   Please include in the summary any reconciliation of the data to U.S. GAAP and Regulation S-X.  Refer to the Instructions to Item 3.A of Form 20-F for further guidance.

The filing has been amended to include a reference to the GAAP reconciliation explanation given later in the document.

Risk Factors

7.  Due to your particular filing history, you will need to provide disclosure that otherwise would be required only in a registration statement on Form 20-F.  Nonetheless, ensure that you revise this document to make clear that it is an annual report.  For example, in the first paragraph of this section, you refer to “this registration statement.

The Annual Report has been amended to remove references to being a registration statement and clarifying that it is an annual report.

8.  Please eliminate statements that mitigate the risk you present.   Such statements include clauses that begin or precede “although” or “however.”   Other examples include the suggestion that you are “in substantial compliance,” that the cost “will not have a material adverse effect” and references to “customary” industry practice, the latter of which appears in several risk factors.  Similarly, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly.

Mitigating language has been removed and risk factors revised to more directly state such risks.

9.  Please revise the subheadings to your risk factors so that, rather than merely stating a fact, they identify the particular risk to the company or an investor.

The subheadings have been revised to be more specific throughout the risk factors section.

10.   Provide concise risk factor discussions that make clear in each case how the risk affects or potentially impacts you in particular.  See Instruction to Item 3.D of Form 20-F.  Also move excess detail, such as the references to two- and three- dimensional seismic data under “Exploration Risks,” so that it appears elsewhere in the document.

Risk factors were revised to be more precise and excessive language removed.

Information on the Company, page 7

History and Development of the Company, page 7

11.   Please disclose your principal capital expenditures and divestitures over the last three fiscal years, and your expenditures and divestitures that are currently in progress.  See Item 4.A of Form 20-F.

Table listing expenditures and divestitures added.

Property, Plant and Equipment, page 9

12.   To the extent possible, minimize duplicative disclosure throughout this filing.  We note that at page nine under the heading property, plant and equipment, and at page 12 under the heading property acquisitions, you repeat the information provided at page seven under the heading history and development of the company.

Duplicate disclosures have been removed and appropriate references added.

Operating and Financial Review and Prospects, page 14

Operating Results, page 14

13.  Discuss the changes to your results from 2005 through 2007, and explain in detail the reasons for changes from period to period.  Also quantify your reference to “sundry revenue” at page 12.

Comparative results for 2005 have been added and sundry revenue reference has been quantified.

Liquidity and Capital Resources, page 15

14.  Disclose your plans to address your working capital deficiency, updated to quantify the current liquidity situation.  Discuss how long your current resources will enable you to operate.  We may have additional comments.

Have added disclosure on elimination of working capital deficiency through production cash flows and continuing financing.  Disclosure added relating to having available resources for 12 months of operation.

Safe Harbor, page 16

15.    The safe harbor discussed in Item 5.G applies to forward-looking disclosure you provide pursuant to Items 5.E and 5.F of Form 20-F.   Because you are subject to the “penny stock” rules of the Securities Exchange Act of 1934, you cannot otherwise rely on the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995.  Please revise your registration statement accordingly.

The Safe Harbor section of the Annul Report has been amended to make clear that as a Penny Stock, the company cannot rely on the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995.

Directors, Senior Management and Employees, page 16

Directors and Senior Management, page 16

16.  Provide corrected disclosure regarding the positions held by the officers listed in the table, as two are listed as “Corporate Secretary.”

Annual Report has been revised to show only Patrick Forseille as the Secretary of the Corporation.

17.   Please disclose the amount of time that each named individual devotes to your operations.  If that amount of time is less than 100% briefly describe the officers’ other business activities.  For example, explain how Mr. Wensley “oversees” the other private interests cited.

Annual Report has been revised to show Mr. Wensley’s time contribution and other interests as well as the other officers time contribution as well as a statement as to the directors time requirements.

18.   Discuss in necessary detail the conflicts of interest that arise or could arise due to the roles each has with other companies in similar industries.  We note that Mr. Forseille serves and comptroller and exploration manager for Olympic Resources, for example.  Also include corresponding Risk Factors disclosure if appropriate.

Additional conflicts of interest details have been added.  In addition a reference to the Risk Factors section on conflicts of interest has been added.

19.   Clarify for which entity Mr. Bourgeois served as CFO, and disclose the date of the merger.

Has been modified to clarify Mr. Bourgeois officership and date of the merger.

Compensation, page 18

20.   We note that you only disclose the compensation paid to Messrs. Forseille and Wensley.  Please revise your compensation table to include the compensation paid to all officers and directors.  See Item 6.B of Form 20-F.

Notations of other compensation for all officers and directors has been added.

21.   Please file the Stock Option Plan as an exhibit.

The Stock Option Plan has been filed as an exhibit.

Related Party Transactions, page 19

22.  The disclosure under the caption “Related Party Transactions and Balances” at page F-15 identifies a number of related party transactions that are not described in this section.  Please discuss all transactions in sufficient detail.  Also, identify by name each individual engaged in a related party transaction.

This section has been amended to include the additional transactions along with the names and details of each transaction.

Share Capital, page 21

23.   We note that you do not disclose some of the information required by Item 10.A of Form 20-F.  Please provide the information required by this Item including:

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A description of the characteristics of the flow-through shares issued during the year ended February 28, 2006 so that the reader may better understand the nature of the security.

The Flow through characteristics discussion has been added.

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A reconciliation of the number of shares outstanding at the beginning and end of the year as required by Item 10.A.1(d).

The number of shares at the beginning and end of the year has been clarified.

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The persons to whom any capital of any member of the group is under option, or agreed conditionally or unconditionally to be put under option, or an appropriate negative statement as required by Item 10A.5.

A disclosure that there are no such options or agreements for options has been added.

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A history of share capital for the last three years, or an appropriate negative statement as required by Item 10A.6.

A disclosure of the share capital history for the last three years has been added.

Material Contracts and Agreements, page 22

24.   We note that at page eight you describe a joint venture agreement, and that at page F-15 you listed several other agreements.  Please provide a summary of these contracts.

A summary of the Joint Venture and Management Contracts has been added.

Taxation, page 23

25.   Please revise to eliminate the language indicating that readers “should consult” with their own advisors, although you may suggest this course of action.

Language urging readers to consult with their own advisors has been replaced with language that readers may consult such advisors.

Part II, page 27

26.  Please disclose to the extent applicable, all the information required by Items 5.A, 5.B, 10.B, 10.G, 13, 14, 15 and 16 of Form 20-F.

These disclosures for these sections have been added where applicable.

Exhibits, page 27

27.  We note that you refer to the exhibit index at page F-18.  However, you have not complied with Form 20-F’s instructions as to exhibits. Please revise you disclosure to comply with these instructions.

Exhibits index has been revised.

Signatures, page 28

28.   Ensure that each filing is signed and that you provide a conformed signature to make clear that it has been signed.  There is no conformed signature at page 28.

The Annual Report has been signed and the signature page conformed to reflect that.

Notes to the Consolidated Financial Statements. page F-18

29.  We note that your consolidated [sic] financial statement balances under United States GAAP reflect balances for 2007 and 2008.  Please revise so that the balances are stated for 2007 and 2006.

This is a typo. Statements have been updated accordingly.

Consolidated Statements of Operations, page F-3

30.  Please specify which debt security was extinguished during the year ended February 28, 2007 which resulted in a gain of $61,343.  In doing so, indicate the amount of proceeds initially received from the sale of this instrument, all relevant terms and conditions, and the type and amount of consideration paid to extinguish it.

The $61,343 comprises two separate debt settlement issues of $44,315 and $17,028.  The $44,315 relates to the Beaver Dam Creek project in which Horizon participated in a well with Whittier Energy Company (the Operator).  Significant cost overruns were incurred during the drilling of the well.  The Operator did not inform partners of these cost overruns incurred during the drilling stage which totaled approximately US$53,665 for Horizon’s share.  Horizon reached an agreement with Whittier Energy Company to settle the outstanding debt for US$9,350. Due to the uncertainty at the time, the Company decided to accrue for these costs.

An amount of $17,028 relates to the Whatley #1 well drilled in Texas during fiscal 2005.  PB Energy USA Inc. loaned the Company US$50,000 to pay for a portion of the Company’s drilling cost.  On February 13, 2007 Horizon and PB Energy mutually agreed to discharge the balance of the loan for US$ 15,000 as full and final payment of the loan.  The balance of the loan, then totaling $17,028 was written off.

Note 1.  Nature and Continuance of Operations. Page F-5

31.  We note your disclosure that you are in the process of exploring your petroleum and natural gas properties and have yet to determine whether your properties contain reserves that are economically recoverable.  We further note that you have capitalized oil and natural gas properties that are in excess of your unproved property costs excluded from costs subject to depletion.  Please clarify whether or not you have proved reserves fro each of the years presented and specify how you determined that no impairment was necessary when applying your ceiling test for the year ended February 28, 2007 under both Canadian and U.S. GAAP.

The Funk property has assigned reserves relating to the Funk #1 well as of February 28, 2007.  We have revised the nature of operations note to take this in to account.

When applying the ceiling test under both Canadian and US GAAP the costs of the unproved properties (less any impairment) are added to the fair value of the future expected cash flows of the proved properties. This balance is then compared to the carrying amount of the oil and gas properties on the balance sheet, if the carrying amount is higher then the sum of the unproved properties and the fair value of the future expected cash flows of the proved properties then the oil and gas properties are considered impaired and are written-down accordingly. In US GAAP the future expected cash flows are fair valued using a factor of 10%.

In both of the years presented the fair value of the proved reserves plus the cost of the unproved properties exceeds the carrying amount of the oil and gas properties on the balance sheet.  Therefore no impairment is necessary.

32.   We note that you have acquired rights to 3D seismic data.  Please tell us how you accounted for these costs under both US and Canadian GAAP.

The 3D seismic data costs have been capitalized as part of petroleum and natural gas properties for both US and Canadian GAAP

Note 5.  Convertible Loan, page F-11

33.  Please tell us whether the convertible loan contained an embedded derivative that must be accounted for at fair value with changes in fair value recorded in earnings under US GAAP.  Refer to SFAS 133 and EITF 00-19.

In accordance with SFAS 133 and EITF 00-19 the Company calculated the fair value of the equity component of the convertible loans for the year ended February 28, 2006 and determined the value to be insignificant to disclose separately on the financial statements.

Note 13. Differences Between Canadian and United States Generally Accepted Accounting Principles

34.  Please expand your disclosure for US GAAP purposes to explain how and when you assess unproved properties for impairment, as required by Rule 4-10(c)(3)(ii)(A)(1) of Regulation S-X.

Disclosure has been revised in Note 13.

Sincerely,

/s/ Christopher J. Wensley

Christopher J. Wensley

Chief Executive Officer

Horizon Industries, Ltd.